# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Private Bancorp of America, Inc., CIK 0001705284
CUSIP: 74274F100
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 9404 Genesee Ave., Suite 100, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001218749

## Reporting persons
- Endeavour Capital Advisors Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 410,671; sole dispositive power 0; shared dispositive power 410,671; aggregate amount beneficially owned 410,671 (7.2% of the class)
- Laurence M. Austin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 410,671; sole dispositive power 0; shared dispositive power 410,671; aggregate amount beneficially owned 410,671 (7.2% of the class)
- Mitchell J. Katz: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 410,671; sole dispositive power 0; shared dispositive power 410,671; aggregate amount beneficially owned 410,671 (7.2% of the class)
- Jonah Marcus: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 410,671; sole dispositive power 0; shared dispositive power 410,671; aggregate amount beneficially owned 410,671 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Private Bancorp of America, Inc.
Address of issuer's principal executive offices: 9404 Genesee Ave., Suite 100, La Jolla, CA 92037

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, with respect to shares of Common Stock, no par value per share (the "Common Stock") of Private Bancorp of America, Inc. (the "Issuer"): (i) Endeavour Capital Advisors Inc. ("Endeavour"), (ii) Laurence M. Austin, (iii) Mitchell J. Katz and (iv) Jonah Marcus.
Address of principal business office or, if none, residence:
Endeavour Capital Advisors Inc.
410 Greenwich Avenue
Greenwich, CT 06830
Citizenship: Endeavour is a Delaware corporation and Messrs. Austin, Katz and Marcus are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information in items 5 through 9 on the cover pages of this Schedule 13G is hereby incorporated by reference.
Percent of class: The information in item 11 of the cover pages of this Schedule 13G is hereby incorporated by reference. The ownership percentages are based on 5,729,788 shares of Common Stock outstanding as of August 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 4, 2026.
Sole power to vote or to direct the vote: The information in item 5 of the cover pages of this Schedule 13G is hereby incorporated by reference.
Shared power to vote or to direct the vote: The information in item 6 of the cover pages of this Schedule 13G is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: The information in item 7 of the cover pages of this Schedule 13G is hereby incorporated by reference.
Shared power to dispose or to direct the disposition: The information in item 8 of the cover pages of this Schedule 13G is hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Endeavour Capital Advisors Inc.: /s/ Glenn Hofsess*, Glenn Hofsess, Chief Financial Officer (11/13/2026)
- Laurence M. Austin: /s/ Laurence M. Austin*, Laurence M. Austin (11/13/2026)
- Mitchell J. Katz: /s/ Mitchell J. Katz*, Mitchell J. Katz (11/13/2026)
- Jonah Marcus: /s/ Jonah Marcus*, Jonah Marcus (11/13/2026)
Comment: *The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.